Exhibit A

Voce capital FILES DEFINITIVE CONMED PROXY MATERIALS

OFFERS THREE HIGHLY QUALIFIED nominees,

including two current PUBLIC COMPANy CEOs

Voce Mails Detailed Update Letter to Fellow Shareholders

SAN FRANCISCO – August 14, 2014 – Voce Capital Management LLC (“Voce”) announces today it has filed its definitive proxy statement for the nomination of three independent directors – James W. Green, CEO of Analogic (Nasdaq: ALOG); Joshua H. Levine, CEO of Accuray (Nasdaq: ARAY); and J. Daniel Plants, Managing Partner of Voce – for election to the Board of Directors of CONMED Corporation (“ConMed” or the “Company”) (Nasdaq:CNMD) at the Company's 2014 annual meeting, now scheduled for September 10, 2014.

Voce also mailed a letter to its fellow shareholders today articulating its view of the incumbent Board’s deficits of skill and independence. ConMed shareholders are well aware that Voce has waged a multi-month campaign to unlock shareholder value at ConMed, beginning in November 2013. Even the Board has conceded that many of the reforms called for by Voce and secured for shareholders during this time have been “extraordinary positive changes for ConMed.”

Yet despite its slew of recent announcements, in the Board’s own words on August 11 “ConMed’s strategy, execution and performance culture must change.” Voce couldn’t agree more and cites, among other issues, the following areas of ongoing concern:

▪	ConMed’s legacy directors still wield enormous power, holding two of the Board’s four leadership positions, including the Chairmanship;

▪	The Board recently appointed one of its own as “interim” CEO (a power grab Voce predicted in its February 27 open letter), we believe abetted by his associate who is also a director and a member of the CEO search committee;

▪	The Board (in our view) mishandled its effort to sell the Company with a clumsy, rushed sales process that was artificially truncated to provide talking points for the Board in the proxy contest; and

▪	The Board blatantly manipulated the electoral machinery, including a four-month delay in the annual meeting.

The three directors Voce seeks to replace are particularly unsuited for the mission of leading ConMed through a period that will be even more challenging and risky than the chapter it has just closed. Not one of the three incumbents have any medical device operating experience and none has ever run a public company. By contrast, Voce’s nominations supplement the Board, in a selectively targeted fashion, with directors possessing experience, objectivity and leadership that we believe the Board continues to lack even after its recent shake-up.

Voce’s ConMed nominees are:

▪	James W. Green, the President and Chief Executive Officer, and a director, of Analogic Corporation (Nasdaq:ALOG), a medical imaging company, and a former senior executive with Quest Diagnostics and Philips Medical Systems;

▪	Joshua H. Levine, the President and Chief Executive Officer of Accuray (Nasdaq:ARAY), and the previous CEO of publicly-traded Immucor and Mentor, each of which were sold for substantial premiums; and

▪	J. Daniel Plants, Managing Partner of Voce and a former investment banking executive at Goldman Sachs and JPMorgan Chase, who has successfully advised dozens of companies (many of which had multi-billion dollar market capitalizations) through strategic review processes and change of control transactions.

All three are ConMed stockholders. Complete biographical details of Voce’s nominees are contained within Voce’s proxy statement.

J. Daniel Plants, Voce’s Managing Partner, said: “Our independent nominees, each of whom is currently a Chief Executive Officer of a publicly-traded medical device company, are superb in every respect. Jim Green brings a strong and extensive medical technology background with deep operational expertise; Josh Levine is an outstanding sales and marketing executive with a track record of unlocking strategic value multiple times. Each is a highly respected business leader and ConMed will greatly benefit from the experience, insights and personal credibility they bring.”

Voce’s shareholder letter concludes: “Fixing ConMed will not be easy. That’s why the choice of directors to lead the Company through this period is crucial and the upcoming annual meeting will be, by far, the most important election in ConMed’s history.”

Voce encourages its fellow shareholders to execute and return the WHITE proxy card. Voce will utilize the WHITE proxy card to vote for its three nominees and all ConMed nominees except for Jo Ann Golden, Jerome J. Lande and Stephen M. Mandia.

About Voce Capital Management

Voce Capital Management LLC (“Voce”) is an employee-owned investment manager and the advisor to Voce Catalyst Partners LP, a private investment partnership. Voce employs a value-driven, governance-focused investment strategy and is based in San Francisco, California.

CONTACT INFORMATION:         J. Daniel Plants, Managing Partner

                                                Voce Capital Management

                                                (415) 489-2601

David Drake, President

Georgeson, Inc.

                                               (212) 440-9861

# # #

The full text of Voce's letter follows:

August 14, 2014

Dear Fellow Shareholders:

We are long-term investors alongside you in CONMED Corporation (“ConMed” or the “Company”) and intend to remain involved in ConMed’s future as we continue to increase our ownership in the Company. Until just last month, ConMed’s founding family, the Corasantis, had dominated the Company for the better part of four decades, running it for the personal benefit of their clan and delivering years of poor performance without any accountability, in our view. Were it not for Voce Capital, we believe this would still be the case today.

On November 4, 2013 we sent a detailed open letter to the Board of Directors (the “Board”) which summarized months of research and set in motion many of the Board and management changes that have resulted. Our original letter was the first time that anyone had openly challenged ConMed’s Board. It began as follows:

ConMed is a strategically attractive asset trapped within a dysfunctional public vehicle that will never achieve its potential in current form. Your shareholders have witnessed years of sub-par operational performance, lethargic leadership and missed opportunities. Serial acquisitions have obscured weak organic growth and provided cover for poor execution. As a result, ConMed today is an overly complex, subscale player surrounded by much larger and more successful competitors. Its margins and returns are comparatively weak and in long-term decline.

Perhaps most disturbing, ConMed suffers from a culture of nepotism, patronage and dystopian corporate governance that would be corrosive in a closely-held corporation but which is utterly corrupting in a public company. And therein lies the wellspring for so many of ConMed’s failures: ConMed is unquestionably family-run – the Corasanti clan members pull all the strings and pamper themselves royally – yet it’s not family-owned, as they hold very little of its stock. Their hegemony over ConMed could have never occurred without the docile cooperation of the very fiduciaries who were elected to protect shareholder interests: You, its Board of Directors.

The reverberations from that letter, and our subsequent efforts on behalf of ConMed shareholders, are still being felt. The Corasanti family has exited and the Board has seen some turnover. Predictably, the Board now hopes that shareholders will feel that it has done enough and that no further change is warranted. The reality is much more nuanced. While it’s true the Board has made some long overdue changes in response to our demands, ConMed’s old guard remains well-represented. The legacy directors still wield enormous power, holding two of the Board’s four leadership positions, including the Chairmanship. The Board’s collective self-preservation instinct is also clear from several dubious decisions in recent weeks. These include appointing one of its own as “interim” CEO (a power grab we publicly predicted in February); mishandling an effort to sell the Company with a clumsy, rushed sales process that we believe was artificially truncated to provide talking points for the Company in the proxy contest; and manipulating the electoral machinery, including a four-month delay in the annual meeting.

Most importantly, despite the recent changes ConMed’s largest challenges remain in front of, rather than behind, it. In the Board’s own words just this week, “ConMed’s strategy, execution and performance culture must change.” We couldn’t agree more. The key question for shareholders is whether the existing Board is appropriately constituted to accomplish the task as ConMed now enters a period that will be even riskier than the chapter it has just closed. As fellow shareholders, our collective success or failure will depend upon:

▪	Selecting a permanent CEO with the experience to address ConMed’s specific and immediate needs;

▪	Arresting the business’ decline and then returning it to growth;

▪	Restoring trust and credibility with investors; and

▪	Ultimately revisiting a sale of ConMed as the most logical eventual exit.

In our view, the current Board has neither the expertise nor objectivity to succeed at these critical tasks, and the three directors that we are seeking to replace are particularly unsuited for the mission. We are therefore soliciting your support to assist us in enhancing the value of ConMed for all shareholders by electing three new independent nominees (the “Nominees”) who bring substantial experience and bona fides directly relevant to the work to be done. Our outstanding Nominees are:

▪	James W. Green, the President and Chief Executive Officer, and a director, of Analogic Corporation (Nasdaq:ALOG), a medical imaging company, and a former senior executive with Quest Diagnostics and Philips Medical Systems;

▪	Joshua H. Levine, the President and Chief Executive Officer of Accuray (Nasdaq:ARAY), and the previous CEO of publicly-traded Immucor and Mentor, each of which were sold for substantial premiums; and

▪	J. Daniel Plants, Managing Partner of Voce and a former investment banking executive at Goldman Sachs and JPMorgan Chase, who has successfully advised dozens of companies (many of which had multi-billion dollar market capitalizations) through strategic review processes and change of control transactions. Voce has an unbroken string of success in four previous investments such as ConMed, with an average return to shareholders of 60%, and an IRR of 85%, from Voce’s efforts.

Messrs. Green and Levine are independent of one another and of Voce; neither is an investor in or advisor to anyone affiliated with Voce nor will they receive any compensation from Voce for agreeing to serve on its slate. They were selected exclusively for the operational experience, industry backgrounds, credibility and strong leadership they will bring to ConMed’s Board. If elected their sole loyalties will be to ConMed’s shareholders and, in fact, each of them have already purchased ConMed stock with their own capital, demonstrating their conviction that a substantial opportunity exists to create value for all shareholders.

Fixing ConMed won’t be easy. That’s why the choice of directors to lead the Company through this period is crucial and the upcoming annual meeting will be, by far, the most important election in ConMed’s history.

* * *

Even after the recent changes ConMed’s Board is still led by long serving legacy directors with deep ties to its small hometown and to the Corasanti family. The Chairman, Mr. Tryniski, whose long relationship with ConMed goes back at least to the time he was a partner at ConMed’s accounting firm in the early 2000s, has been a director since 2007. He was the “Lead Independent Director” prior to becoming Chairman, including during a long period of time where the Board turned a blind eye to the conflicts of interest, cronyism and operational ineptitude that defined ConMed prior to November 2013. Jo Ann Golden, who is retired and, like Mr. Tryniski, is also a former accountant and a current director of a community bank in Utica, is now in her eleventh year on ConMed’s Board and chairs the audit committee. Stephen Mandia, formerly a Utica-based olive oil importer and long-time Corasanti friend and confidante, is seeking reelection to a twelfth term. As we discuss below, we are seeking to replace Ms. Golden and Mr. Mandia as there are serious questions about the fitness of each individual to serve on ConMed’s Board and the relevance of each’s experience to ConMed’s specific needs. Despite their efforts to suddenly disavow it, these three directors fully own ConMed’s long-term record of failure and infamous corporate culture.[1]

The current Board’s ongoing misalignment of interests with shareholders can be seen in many other ways.

A shotgun marriage. On February 11, 2014 we announced our intention to nominate four directors and on February 19 filed our preliminary proxy statement. To our surprise, on February 25 ConMed announced a settlement agreement with Coppersmith Capital, Jerome Lande and his associate, Curt Hartman. Despite the fact that we had just formally nominated four directors – three of whom are current or were former medical device CEOs – ConMed appointed Messrs. Hartman and Lande to its Board without evaluating our candidates. Coppersmith’s 13-D revealed that it hadn’t even begun purchasing shares until December 30, 2013, well after our November letter, and that it hadn’t previously owned ConMed during the preceding 24 months.

On February 27, we wrote to ConMed’s Board to express our misgivings about these appointments. After noting that “[o]ne cannot help but notice that ConMed’s newest pair of directors also tried to engineer their way onto the Board of Alere Corporation” in August 2013, we went on to “question the wisdom of each of these choices, albeit for different reasons. . . . [T]heir appointment to the ConMed Board in reaction to our nominations casts significant doubt . . . as to whether this was the result of a genuine assessment of the quality and fitness of the new designees or simply an effort by the Board to depict itself as responsive to shareholder concerns while attempting to insulate itself from the possible election of our nominees.” Finally, we demanded that the ConMed Board explain to shareholders the rationale and process for the appointments:

Given the grave concerns that were raised, and the conclusion by Alere’s Board and ultimately by Alere’s shareholders that each was unfit to serve on its Board, it is incumbent on ConMed to justify to shareholders why it believes the designees are appropriate choices to serve on ConMed’s Board and to explain the specific steps the Board took to investigate these issues, and what it learned, prior to appointing them.

We received no response.

The moving target. After announcing the Coppersmith settlement on February 25, the Board moved quickly to close ranks by announcing on February 28 that the annual meeting would take place on May 22. Receiving no response to our letter expressing concern with the

__________________________

[1] It’s interesting that the Company recently decided to adopt term limits for directors – generally a positive step – but selected fifteen year terms. Presumably that odd choice was designed to insulate Ms. Golden and Mr. Mandia, whose lengthy tenures would have required each to resign under what we view as a normal term limit regime.

appointment of Messrs. Hartman and Lande, we added another nominee to our slate and resubmitted our nomination notice on March 12. Within two days, late on a Friday evening, ConMed quietly postponed the annual meeting it had just scheduled. It promised shareholders, however, that it still intended to hold the meeting “no later than July 31, 2014.”

Disturbed by this development, we wrote privately to the Board on March 24:

The postponement of the Annual Meeting of Shareholders is indefensible and shameful. As the name implies, this forum occurs but once a year. The shareholders, not the Board, are the owners of ConMed and it is essential that they be allowed to express their opinion, through the exercise of the shareholder franchise, on the job that their Board and management representatives is doing. Your announcement offered no other explanation for the delay beyond the concurrent acknowledgement of receipt of our nomination notice. The risk that your reelection might not be automatic again this year hardly justifies your manipulation of the electoral machinery.

Once again, the Board never responded. So we wrote to it again on May 23: “Today marks the one-year anniversary of ConMed’s last annual meeting of shareholders. . . . Two months have passed since our letter and, not only have we received no response, you have taken no steps to reschedule the meeting. This evasion of accountability is particularly objectionable given the various Board maneuvers you have undertaken to try to deflect shareholder criticism and quell dissatisfaction with ConMed’s weak results.” Yet again, we received no response.

The Board ultimately scheduled the annual meeting, but not until September 10, significantly beyond the July 31 deadline it had committed to in March. What’s more, the Company then set the record date for July 22 – one day prior to the release of its 2Q14 results and the raft of announcements regarding board and management changes and the failed auction. In so doing, the Board deprived a large number of shareholders, many of whom came into ConMed in the mayhem following these announcements, of the ability to express their opinions on these critical matters by electing directors that represent their views. Finally, by announcing all of its bad news and changes at the end of July, the Company has squeezed the most consequential meeting in its history into a narrow timeframe, including the dog days of August when it may be difficult to engage ConMed’s shareholders on these important issues. This electoral mischief is an affront to shareholders and belies the Board’s attempt to portray itself as a trustworthy agent of change.

A botched sales process. On account of its perennially poor performance, ConMed has been suggested as a take-out candidate for quite some time. There have been persistent rumors that has ConMed walked down the aisle several times with a variety of strategic acquirors over the years, only to jilt them at the last minute when the prospect of ceding control became a realistic possibility.

Last July, on ConMed’s 2Q13 earnings call, the Company’s third largest shareholder at the time asked the following question: “But I just wonder why it’s not in the shareholders’ best interest to maybe, hire a bank and see whether a strategic might surface that would rectify the 50% or greater discount the company is currently bearing in the public markets versus what the private markets might bear?” We posed the same question in our November 4 letter, as have others over the years.

For reasons known only to the Board, it suddenly decided in February of this year to finally make a formal attempt to sell ConMed. Could it have been a coincidence that it chose to do so right after the February 11, 2014 announcement of our intent to nominate four directors at this year’s annual meeting, and the February 19 filing of our preliminary proxy statement? Impossible to say, but we do know this for sure: The resulting effort by ConMed was not only an embarrassment but a significant setback for shareholders.

The Board’s chosen time to seek a sale was most inauspicious, as a number of potential acquirors decided to undertake deals of their own, in some cases with one another.[2] The Board’s management of the process was also extremely unprofessional in our view. Despite the fact that it was ostensibly a confidential process (the Board never announced the retention of bankers or the evaluation of strategic alternatives), the auction leaked like a sieve.[3] The Board also allowed J. Corasanti, the CEO at the time, to propagate the idea that he was seeking acquisitions, including large ones;[4] this cognitive dissonance likely confused, and may have dissuaded, potential buyers. Deeply worried the Board was going to muff the auction, damaging the business in the process, we wrote privately to the Board on May 23:

[T]he public “table talk” is most distasteful. The very specific information disclosed in the press stories covering ConMed’s auction – the retention and identity of multiple investment bankers, names of the parties contacted, price talk and specific transactional challenges – suggests to us at best a lack of discretion. . . . It’s one of the poorest-kept secrets in the industry that ConMed’s on the block, yet the auction’s pseudo-public nature leaves ConMed far worse off than if the Board had simply announced its intention to review strategic alternatives. It appears that the process is being manipulated by participants who are unwilling or unable to keep mum, yet your official “no comment” posture has neutered your ability to reassert control. You therefore lack the benefits of a broad public auction, such as maximizing competition and clear and consistent messaging to

__________________________

[2] On February 3, Smith & Nephew announced the acquisition of ConMed competitor Arthrocare for $1.7 billion. On April 24, Zimmer acquired Biomet and on June 16 Medtronic inverted into Covidien. Stryker was publicly reported to be reviewing an acquisition of Smith & Nephew, which it later acknowledged.

[3] See, e.g., “Surgical device maker ConMed Corp explores sale of company,” Reuters April 15, 2014; “ConMed sale process encounters speed bumps, bankers say,” Deal Reporter, May 14, 2014.

[4] E.g., 1Q14 Earnings call (April 24, 2014); Needham Healthcare Conference (April 8, 2014).

buyers; yet you enjoy none of the cover of a quiet solicitation, such as confidentiality and plausible deniability in the event you fail.

We concluded: “This year’s annual meeting will be a referendum on the Board’s myriad failures. Among them are ConMed’s long-term underperformance and shoddy corporate governance, including the recent appointment of questionable new directors . . .. Should this auction fail your management of it will also be high on the list, as the Board bears ultimate responsibility as the overseer of this process. The likely destruction of shareholder value and the damage to ConMed’s franchise in that event will be exclusively on your hands, and you can expect shareholders to hold you fully accountable.” Once again, we received no response.

The sudden termination of the “strategic alternatives” process on July 23 was quite disconcerting. While companies often disclose they are exploring strategic alternatives, there are sound reasons for a public company not to do so, such as concern about the lingering effect on employees and customers if a sale doesn’t result. That said, we cannot think of a single valid reason that the Board rushed to disclose, after the fact, that it had in fact been conducting a sales process, and that it was a bust.

Furthermore, the Board’s timing in ending its process was as suspicious as its timing in commencing it. Why was the Board in such a hurry to abort its process at the end of July? If the best buyers were busy with other deals, couldn’t the bankers have been told to put it on the back burner for a few weeks? Maybe check back later in the fall? We are aware of many transactions that have taken much longer than six months to germinate, and have personally been involved in successful strategic assignments lasting several years. Like the decision to broadcast the auction’s failure, other than posturing for the looming proxy contest and trying to pin its failure on us – responsibility for which lies exclusively with the Board – what shareholder interest was served by these actions by the Board?

Finally, the Company’s cryptic and selective disclosure of the auction’s results raises more questions than answers. The Board stated that “the various strategic alternatives available at this time do not adequately reflect the intrinsic value of the Company or its future growth prospects.” What does that mean? Did ConMed actually receive any offers? Who submitted them – strategic buyers or financial bidders? Was it the price or did the Board not like the other proposed terms? If price, what growth prospects did the Board take into account in light of the Company’s multiyear negative revenue trajectory? Were the offers preliminary or final, indicative or binding? Would the passage of more time, or the provision of further due diligence, have allowed the acquirors to provide additional value to ConMed shareholders? Could waiting a little longer have drawn additional bidders and generated more competition?

Public shareholders have no visibility into any of this. They are being asked to blindly trust the process and that ultimately comes down to the qualifications and incentives of the people – the Board – who overaw it.[5] Should ConMed’s shareholders be so trusting? As we explain below, one clue may lie in the Board’s statement afterwards that it “has determined to terminate the process and work with management to focus on further developing and executing CONMED's strategic plan.”

Our “interim” CEO. On July 23, ConMed also confirmed what we correctly anticipated months ago: That recently added Board member Curt Hartman was joining ConMed’s management, becoming CEO on an “interim” basis – at least for now. We refer to our public statement on February 27, 2014:

Voce interviewed Mr. Hartman as a potential nominee for our slate of directors and passed him over for the role. . . . Mr. Hartman, who has been unemployed since his termination from Stryker in October 2012, made clear to us that he was pursuing board seats as a source of income and was interested in being appointed as ConMed’s CEO if we were successful in electing directors. We felt it would be a conflict of interest to nominate a director whose personal agenda differed from that of the shareholders’; specifically, we feared that Mr. Hartman’s focus on long-term board service, and his hopes of landing a lucrative senior management role, might compromise his independent judgment in evaluating various strategic alternatives, including a potential sale of the Company, even if the latter might maximize shareholder value; and we were concerned that his evaluation of potential management changes might also be colored by his own desires or needs.

Mr. Hartman’s appointment raises many serious questions about not just his plans and fitness for the role but about the Board’s process in choosing him and the legitimacy of the search effort for a permanent CEO. First, given that J. Corasanti’s employment agreement would have expired at the end of 2014, was it in shareholders’ best interests that Mr. Hartman not wait a mere five more months to get the post we believe he so eagerly craved? Mr. Corasanti’s firing cost shareholders approximately $5,000,000 in severance and other benefits triggered by the early termination of his employment agreement. As with the premature cessation of the strategic review, we wonder whether this timing was driven more by the Board’s tactical preparation for the annual meeting rather than shareholders’ best interests.

Second, we do not believe it’s credible for Mr. Hartman to claim, as he attempted to do on the earnings call and in subsequent conversations with shareholders, that he doesn’t even know whether he’s interested in the permanent CEO role. On that call, Mr. Hartman sounded to us like anything but a stop-gap manager, speaking several times of pursuing acquisitions to

__________________________

[5] This is not a commentary on the quality or integrity of the investment banks that ConMed retained to advise it. The agent is only as good as the authority granted to it by the principal; in this case, ConMed’s Board.

restart ConMed’s growth.[6] To be clear, our concern is not that Mr. Hartman is being coy but that everyone in the industry already believes that Mr. Hartman’s permanent appointment is a fait accompli. We worry this may deter other potential candidates from applying, a perception only furthered by the presence of his associate, Mr. Lande, on the search committee. Many skilled orthopedic and medical device executives are currently in transition as a result of the industry consolidation taking place; it would be a shame if ConMed’s shareholders were denied the opportunity to have their choice of the best available talent due to a commitment – implied or perceived – to give Mr. Hartman the permanent nod.

Third, we remain unconvinced that Mr. Hartman is the right person to lead ConMed as it appears to us that his skills do not match well with the Company’s current needs. Mr. Hartman’s primary achievements at Stryker were as the corporate CFO. Financial reporting skills are hardly in short supply at ConMed; as many have noted, ConMed was founded and run by accountants, with a Board that remains heavily represented by CPAs and financial types. Mr. Hartman lauded his own “well-respected track record” in the recent shareholder letter he sent, but here is how Alere Corporation, and its PR firm Joele Frank (ironically, the same one advising ConMed now), summarized its research on Mr. Hartman when it successfully opposed his election to the Alere Board in August 2013: “Senior executive experience mostly as a financial officer, with CEO operating experience limited to eight months as interim CEO, no public company board service.” And: “After 22-year track record with Stryker, and eight months as interim CEO, Stryker board passed over Hartman for full-time job in favor of another internal candidate with 18 months tenure at Stryker.”[7]

What ConMed desperately needs is sales and marketing expertise and deep operational experience. ConMed has failed, year in and year out, to grow its top line (recall that it has missed its own revenue guidance six years running, and 2014 will likely mark the second straight year that sales have fallen). ConMed’s shrinking revenue while the industry around it grows is particularly concerning. This is due to its weak execution and horrific track record of developing new products and getting them into the hands of customers. Time and again, manufacturing, regulatory and commercial errors have doomed the new products it has touted. (Altrus, anyone? How about ECOM? Or Sequent?) Operationally, ConMed’s margins significantly trail its competitors and, despite the never-ending reclassifications and earnings adjustments, its long-promised 14% operating margin is little more than a distant dream. Arresting these many failures is a daunting task and there may well be other candidates better qualified to tackle it.

Equally troubling are Mr. Hartman’s instincts, as revealed on the earnings call, to try to rebuild ConMed through acquisitions. For example: “[S]trategic M&A is part of how this

__________________________

[6] And while we always support directors and managers buying company stock, we found it notable that Mr. Hartman – who had never previously purchased a single share of ConMed – bought 10,000 ConMed shares within three days after his “interim” appointment. That seems like an unusual step for a short-timer, in our opinion.

[7] Alere Schedule 14A, July 29, 2013.

industry was built. . . . We’re not going to stop running the business because of an interim CEO. We’re not going to stop running the business because of what the company undertook in the last six months. . . . [W]e’re going to find some strategic options here to continue to move the company forward.” These are hardly the words of an interim CEO. This also strikes us as a particularly dangerous idea for a company that cannot even maintain its own revenues, let alone grow them. ConMed has no business undertaking the financial and operational risks of an acquisition program at this time. The M&A playbook – which may have worked at Stryker – also suggests that Mr. Hartman does not appreciate the differences in resources and capabilities between a large industry leader such as Stryker and a small, struggling company such as ConMed.

Phantom “negotiations”. The Board seems so set on a PR strategy designed to make us look unreasonable that it’s willing to mislead shareholders about our interactions with them. Its claim that the Board “offered settlement negotiations to Voce five months ago” is utterly false. ConMed’s law firm requested that we sign a confidentiality agreement in case at some undetermined point in the future the parties decided to entertain such negotiations, which ConMed made clear it was not proposing at that time; we simply asked to defer considering such an agreement until such time as the Company actually wanted to discuss settlement. The Board finally did propose a limited settlement in July, although not until it had already made and announced all of its recent decisions. Nonetheless, we considered the Board’s proposal and tried to negotiate it in good faith. The Board responded by insisting its initial proposal was “best and final” and “not negotiable” and that if we didn’t accept it “by the close of the markets today” ConMed would “move forward with a contested shareholder meeting.” It quickly issued a canned press release trumpeting our supposed recalcitrance. Shareholders ought to be skeptical of a Board that is willing to resort to such cheap gimmicks.

* * *

ConMed now enters a period of transition that will be even riskier for shareholders than the chapter it has just closed. With a sale off the table – at least for now – the Board must select, and be equipped to assist, a new CEO who can resuscitate the Company’s prospects and rejuvenate its growth and product pipeline. Finally, the Board must rebuild trust and credibility with shareholders.

We believe the three directors we seek to replace are unsuited for this mission. None possess relevant skills and each carries significant baggage that we believe will disserve the Board and shareholders as we navigate this crucial passage. Our nominees, by contrast, were specifically selected to address the Board’s deficiencies – particularly in sales and marketing, operations, strategic analysis and corporate governance – and are significantly more qualified than the three incumbents we’ve targeted for replacement.

Who’d you rather? It’s interesting to compare the qualifications of our nominees with those of the Company’s directors we seek to replace.

James W. Green is the President, Chief Executive Officer and a Director of Analogic Corporation (Nasdaq: ALOG), a publicly traded manufacturer of advanced medical imaging and security systems, since May 2007. From 2005 to 2007, Mr. Green was Regional Vice President, California Division, of Quest Diagnostics Incorporated, a publicly traded provider of diagnostic testing, information, and services. From 2001 to 2005, Mr. Green served as Senior Vice President & General Manager of Computed Tomography for Philips Medical Systems, a publicly traded provider of medical computed tomography systems. Prior to Philips, Mr. Green was Senior Vice President, Product Development, at Marconi Medical, a medical device company, which was acquired by Philips in 2001. Mr. Green also sits on the board of directors of the Massachusetts High Tech Council.

Compare Mr. Green to Jo Ann Golden, a retired accountant from Utica, New York. Ms. Golden is 67 years old and has been on the Board since 2003. Despite her long tenure we cannot find any public evidence that she has ever purchased a single share of ConMed in the open market and, indeed, she has repeatedly sold ConMed shares.

Joshua H. Levine has served as the President, Chief Executive Officer and as a member of the board of directors of Accuray Incorporated (Nasdaq: ARAY), a publicly traded radiation oncology company that develops, manufactures and sells personalized treatment solutions, since October 2012. Mr. Levine previously served as the President and CEO and as a member of the board of directors of Immucor Corporation, a publicly traded diagnostics manufacturer of automated instrumentation and reagents used in transfusion medical procedures that was acquired by TPG Capital in August 2011 for $3.2 billion. Prior to that Mr. Levine served in several executive capacities, including as CEO and a Director, during his 14-year tenure with Mentor Corporation, a publicly traded medical device/surgical implant manufacturer that was acquired by Johnson & Johnson in 2009 for $1 billion.

Stephen Mandia, on the other hand, is an olive oil importer from Utica, New York. His primary qualification for ConMed’s Board appears to be his close relationship with the Corasanti family. He has been on the Board for twelve years. Mr. Mandia was the chair of the “Nominating and Governance” committee until just last month; in that role, Mr. Mandia had principal oversight (and thus responsibility) for the deeply flawed corporate governance at the Company. While he has relinquished his chairmanship he remains on the committee. As with Ms. Golden, we cannot find any public evidence that Mr. Mandia has purchased a single share of ConMed in the open market.

J. Daniel Plants has been the Managing Partner of Voce Capital Management since founding the firm in 2009. Prior to Voce, he served as a Managing Director and Head of Communications Technology and Media for Needham & Company LLC, an investment banking and asset management firm focused on small-capitalization companies, from 2007 through 2009. Prior to then, Mr. Plants held a number of positions at leading Wall Street firms, including executive positions in investment banking at Goldman Sachs and JPMorgan Chase and as a corporate attorney with Sullivan & Cromwell. He has previously served as a director of

Volunteers of America – Greater New York from 2002 until 2005 and the Bay Area Urban Debate League, which he co-founded and where he served as Vice Chairman, from 2008 until 2012.

Jerome Lande, by contrast, is the third and final incumbent we seek to replace. His modest professional accomplishments do not compare with those of Mr. Plants. And his lack of independence from Mr. Hartman taints his credibility as a director and as a member of the CEO search committee. His nomination and standstill agreement with the Company gave him the contractual right to protect shareholder interests by forcing ConMed to hold the annual meeting prior to June 30, but he chose not to exercise it. As to his acumen as an investor – the Company cites his “well-regarded investment fund”, although fails to say by whom – here is what ConMed’s own PR firm (Joele Frank) said about Mr. Lande just last August in successfully opposing his election to the Board of Alere:

Jerome Lande is an activist fund manager with no operating experience in healthcare and no public company board experience, despite several attempts to have himself elected. At his predecessor firm (the now defunct MMI Investments), Lande obtained Board seats for its nominees at three companies following proxy contests during or after 2008. At two of these three companies, the stock price fell dramatically (declines of 88% and 58%, respectively) during the tenure of MMI’s director candidates on the board. In addition, at all three of these companies, stockholder returns during the tenure of MMI’s director candidates underperformed the relevant market and sector indices for each company, underperforming on average by 70% and 47%, respectively.[8]

What’s changed since then?

* * *

After what we have accomplished at ConMed, it would be easy to “declare victory and move on”; that was obviously the cynical, and transparent, motivation behind the Company’s recent invitation to settle by placing only one of our nominees on the Board. But we do not believe that merely adding one director to the current Board is the best answer for ConMed shareholders, which is why we declined the Board’s gambit and why we press forward.

It’s also worth noting that while some things have changed at ConMed, our assessment of the Company’s needs has likewise evolved in response to those developments. Far from conclusively resolving our concerns, the Board’s reactive steps have raised new doubts about (i) management (due to the interim appointment and the pending CEO search); (ii) ConMed’s strategic positioning and value (due to the timing and outcome of the bungled strategic alternatives process); and (iii) the existing Board’s oversight of each of the former. In response,

__________________________

[8] Alere Schedule 14A, August 2, 2013.

the size and composition of our slate of nominees has changed to reflect these developing needs. We’ve reduced the number of directors we are targeting for removal to three (from five) and we’ve concentrated our slate with the nominees we feel best address these specific issues.

We are strongly committed and solely motivated, as we have been from the beginning, to creating increased value for all shareholders. We are long term holders of ConMed and continue to increase our investment by purchasing additional shares. While the Board dismisses our views, maligns our motives and resists our ongoing involvement, it has conceded that a large number of the issues that we surfaced, and the partial reforms we secured, were, in their words “extraordinary positive changes for ConMed.” One would think the Board should be more, rather than less, willing to heed our advice and leverage our insights now given how prescient our previous analysis has proven.

Please join with us in continuing the campaign for shareholder value begun last year but which remains only partially completed. To do so, please help elect our three highly qualified Nominees by executing and returning the WHITE proxy card. If you have any questions or require any assistance completing your proxy, please contact Georgeson, Inc. toll free on (800) 905-7281.

Respectfully yours,

VOCE CAPITAL management LLC

J. Daniel Plants

Managing Partner

VOCE CATALYST PARTNERS LP, VOCE CAPITAL LLC, VOCE CAPITAL MANAGEMENT LLC AND J. DANIEL PLANTS (COLLECTIVELY, “VOCE”) HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CONMED CORPORATION (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY VOCE, JAMES W. GREEN AND JOSHUA H. LEVINE (COLLECTIVELY, THE "PARTICIPANTS") BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN OR WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, GEORGESON INC., VOCE'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING TOLL-FREE AT (800) 905-7281.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY VOCE WITH THE SEC ON AUGUST 13, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR WHITE PROXY CARD, NEED ADDITIONAL COPIES OF VOCE’S PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

480 Washington Blvd, 26th Floor Jersey City, NJ 07310 (Toll Free) (800) 905-7281

Voce’s Proxy Statement and WHITE Proxy Card are Available at:

https://www.proxy-direct.com/vcm-25996